

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2010

Delaware Intercorp, Inc.
As agent for Havaya Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:** **Havaya Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed July 12, 2010**
> **File No. 333-165083**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Corporate Background, page 5

1. Please revise the third and fourth sentences to clarify whether the contracts indicate that you supply the kits and provide the supply and fulfillment services or the other party to the contract provides these products and services.

The Offering, page 5

2. We note your revised disclosure at the top of page 15. Please revise your disclosure at the top of page 6 under the heading "Market for the common stock" to highlight that you do not intend to register or qualify your stock in any state and the impact that will have on the market for your securities.

Our Officers and Directors, page 10

3.   We note your disclosure in response to prior comment 4 continues to use the term "may."
        Therefore, we reissue the comment seeking disclosure of the reason for the uncertainty.
        Also:

*   Please revise the third bullet point to clarify whether obligations imposed by
    judgments related to violations of the United States federal securities laws are
    "enforceable according to the rules relating to the enforceability of judgments in
    Israel" and whether the substance of such judgments is "contrary to public policy."
*   Please revise the sixth bullet point to clarify whether Israeli courts deem judgments of
    United States courts related to violations of the United States federal securities laws
    "rendered by a court…competent to render it according to the laws of private
    international law in Israel."

The reselling of teeth whitening kits…, page 11

4.   We note your revised disclosure in response to comment 5 from our letter dated June 4,
        2010. With a view to disclosure, please tell us why you have revised this risk factor
        disclosure to remove references to Drug Enforcement Agency and Department of
        Transportation regulation.

State securities laws may limit…, page 15

5.   You have not clearly disclosed the states in which investors can resell your securities.
        We therefore reissue the second sentence of prior comment 6.

Should our stock become listed…, page 16

6.   We note your response to comment 7 in your letter dated July 12, 2010. Based on your
        response as well as your purchasing and sales strategy disclosure on page 23, it appears
        that you presently do not have sufficient funding to meet your obligations under the
        federal securities laws for the next twelve months nor have you secured funding
        necessary to do so. We therefore reissue comment 14 to our letter dated March 24, 2010.

7.   Please reconcile the third part of your response to comment 7 with your disclosure in the
        final sentence in the "Liquidity and Capital Resources" section on page 26.

Sales Strategy, page 23

8.   You have not disclosed the key assumptions underlying your timing projections on page
        23 and your cost projections on page 31; therefore, we reissue the first sentence of
        comment 9 in our letter dated June 4, 2010.

Marketing/Advertising Strategy, page 24

9.   You have not provided us with support for your cost assumptions. We therefore reissue comment 10 in our letter dated June 4, 2010.

Overview of the Company, page 28

10.   We note your response to prior comment 16 in your letter dated July 12, 2010. With a view to disclosure, please tell us when Mr. Gober disposed of his shares and how that transfer was consistent with the Securities Act. To the extent known, please tell us who received Mr. Gober's shares and the amount of consideration, if any, paid for the shares.

Recent Corporate Developments, page 28

11.   With a view toward disclosure, please tell us whether the supplier of your planned product also sells the product directly or under its own brand name. If so, please tell us why you believe the supplier will sell the product to you at a price that will permit you to sell it for less than the supplier charges its retail customers as you suggest on page 31.

The Market Opportunity, page 29

12.   We note your responses to prior comments 19 and 25 and your disclosure on page 31 that your pricing will be below that of most of your competitors. Please provide us support for this statement on page 31 that includes all of the information that you have collected about prices of your competitors who are selling a product similar to the one that you intend sell, including competitors who sell your supplier's product. For information you obtained from an internet site, please provide us a web address for the page that reflects the information that you provide in response to this comment.

13.   We note your response to comment 20 in your letter dated July 12, 2010. The source you cite in your response published the market data more than a one year ago and it remains unclear when the other sources you cite conducted their market research. Therefore it is unclear how you can state unequivocally that the data used in this section reflects the most recent available information and remains reliable. Please advise.

Product Pricing, page 31

14.   We note your response to prior comment 23 in your letter dated July 12, 2010 and your revised disclosure. Please consider the third sentence of Item 10(b)(2) of Regulation S-K and tell us why you have not included these other operating costs in your table.

15.	With a view to disclosure, please tell us how, if at all, your estimated costs impact your product pricing. If you will sell your products for less than your costs, please disclose.

Our Competition, page 31

16.	We note your revised disclosure on page 28 in response to prior comment 17 that distributors sell the same product, albeit under a different name, in the markets that you will target. Please revise your disclosure concerning your competition to include a discussion of these competitors.

Competitive Advantages, page 36

17.	Please revise your disclosure added in response to prior comment 26 to state clearly how any of the items in your list of bullet points provide you an advantage over competitors who sell the same product under a different name. If you intend to compete primarily on price, please revise to say so directly and to remove the implication that you have other material competitive advantages.

18.	With a view toward clarified disclosure regarding your competitive position, please tell us how your proposed product compares with your competitors, including those mentioned under "Our Competition" beginning on page 31, with regard to:

- degree of whitening achieved;
- number of uses required to achieve the optimal result;
- number of uses that the consumer obtains per unit of product purchased;
- duration of treatment;
- length of time after achieving desired result before treatment is required again; and
- history of use upon which to evaluate safety.

Existing or Probable Government Regulations, page 37

19.	We note your revised disclosure in response to comment 5 from our letter dated June 4, 2010. Please identify and describe the state and local laws that you reference in the first sentence of the penultimate paragraph on page 11.

Reports to Security Holders, page 39

20.	Please expand your disclosure added in response to prior comment 28 to disclose when you will have a class of securities registered under Section 12 of the Exchange Act as mentioned in response 13 of your letter dated May 17, 2010. Also clearly state the difference between becoming "a 'reporting issuer' under Section 12" and filing the reports that you mention in the last clause of this section. Add any appropriate risk factors that explain the significant differences, including the automatic reporting suspension in Section 15(d) of the Exchange Act and the applicability of Section 16 and the proxy rules.

Future Sales by Existing Stockholders, page 43

21.   We note your response to prior comment 29 in your letter dated July 12, 2010 and your revised disclosure. In the event that this registration statement becomes effective, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act. Please revise your disclosure to describe the number of shares that can be sold at the time period provided in Rule 144(d)(1)(i).

Financial Statements, page F-1

22.   We note your interim statement of operations and cash flows for the interim period ended March 31, 2010. Please revise to also include the interim statement of operations and cash flows for the corresponding period in the prior fiscal year (i.e. for the period ended March 31, 2009). Refer to Rule 8-03 of Regulation S-X.

23.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated auditor's consent should also be included with any amendment to the filing.

Exhibit 10.1

24.   Please expand your response to prior comment 34 to tell us when you filed your request for confidential treatment per Rule 406. For guidance, please refer to Staff Legal Bulletin No. 1 (February 28, 1997, with July 11, 2001 addendum) available on the Commission's web site. Also see Regulation S-T Item 101(c)(1)(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   SRK Law Offices